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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25


                                                  Commission File Number 0-26918

                           Notification of Late Filing

         (Check one):            |X| Form 10-KSB         [ ] Form 11-K
                         [ ] Form 20-F    [ ] Form 10-QSB   [ ] Form N-SAR

         For Period Ended:   December 31, 1997
                             ------------------

[ ] Transition Report on Form 10-KSB        [ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended: _____________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________
_______________________________________________________________________________





                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Cytoclonal Pharmaceutics Inc.
                        ------------------------------
Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and Number)

                      9000 Harry Hines Boulevard, Suite 330
--------------------------------------------------------------------------------

City, state and zip code Dallas, Texas 75235
                         -------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             (a) The reasons described in reasonable detail in Part III of this
                 Form could not be eliminated without unreasonable effort or expense;



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             (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
     [X] quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         The registrant's independent auditors are currently conducting their year-end audit and are unable to meet the Form 10-KSB March 31, 1998 filing deadline. Once such auditors have completed their audit, the registrant will file Form 10-KSB. See Exhibit A attached hereto.


                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification.

           Robert H. Cohen, Esq.                       (212) 735-8680
           ---------------------              -------------------------------
           (Name)                             (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  | | Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.






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                          Cytoclonal Pharmaceutics Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 1998        By:         /s/Arthur P. Bollon
     ---------------------         ---------------------------------------------
                               Arthur P. Bollon, Ph.D., Chairman and President

         Instruction. The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the Form.

                                    ATTENTION


         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




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                                                                       Exhibit A



                        Richard A. Eisner & Company, LLP
                                  [Letterhead]




                                 March 30, 1998



Dr. Arthur Bollon
Cytoclonal Pharmaceutics, Inc.
9000 Harry Hines Boulevard
Dallas, Texas   75235

Dear Dr. Bollon:

         Pursuant to your request, please be advised that pending receipt of the requested cash flow projection information, we are unable to complete our audit of the Company's financial statements as of and for the year ended December 31, 1997.

                              Very truly yours,

                              /s/Richard P. Shanley
                              -----------------------------------------
                              Richard P. Shanley, Partner